FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

May, 2016

Commission File Number: 001-37724

Endesa Américas S.A.

Endesa Américas S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Endesa Américas S.A.

Securities Registration Record No. 1138

Santiago, May 6, 2016

Ger. Gen. N°19/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Avenida Alameda Bernardo O’Higgins N°1449

Santiago, Chile

Ref.:   Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Endesa Américas S.A. (“Endesa Américas” or the “Company”), I hereby inform you of the significant event:

In its extraordinary session held today, the Board of Directors of Endesa Américas unanimously agreed to:

1.       Formally begin the merger process in which Enersis Américas S.A. (“Enersis Américas”) would absorb Endesa Américas and Chilectra Américas S.A. (“Chilectra Américas”) by incorporation, dissolving without liquidation, replacing all their rights and obligations in them (the “Merger”), according to the resolutions adopted at the Extraordinary Shareholders’ Meeting of Empresa Nacional de Electricidad S.A. (“Endesa Chile”) held on December 18, 2015, and according to the terms of the Merger presented in the aforementioned meeting, particularly regarding to the following: (i) that the Merger is subject to compliance with the condition precedent in which the right of withdrawal that the shareholders of Enersis Américas, Endesa Américas and Chilectra Américas may potentially exercise as a result of the Merger, should not exceed 10%, 7.72% and 0.91%, respectively, to the extent that the right to withdrawal from Enersis Américas should not cause any shareholder to exceed 65% of share ownership of Enersis Américas after the Merger is carried out, (ii) that, pursuant to the agreement adopted on November 24, 2015 by the Board of Directors of Enersis Américas, it was agreed to propose a share ratio of 2.8 of Enersis Américas shares for each Endesa Américas share and 5 Enersis Américas shares for each Chilectra Américas share to the Board of Directors (iii) that, pursuant to the agreement adopted on November 24, 2015, augmented by the agreement adopted on December 17, 2015, the Board of Directors of Enersis Américas also announced its intention to submit a tender offer for the acquisition of shares (“OPA,” in its Spanish acronym) related to all American Depositary Receipts (“ADRs”) issued by Endesa Américas which are not owned by Enersis

1

Américas at a price of 285 Chilean pesos per share and that the OPA would be subject to the approval of the Merger at the Extraordinary Shareholders’ Meetings of Enersis Américas, Endesa Américas and Chilectra Américas, and after the legal period to exercise the right to withdrawal from Enersis Américas and Endesa Américas has expired and the right to withdrawal has not been exercised above a certain number or percentage of shares as relevant; and the remaining terms and conditions that will be promptly detailed on time to submit the offer, (iv) also, in compliance with the agreement of November 24, 2015 the Chief Executive Officer (“CEO”) was instructed to, strictly and exclusively, under the assumption that the Merger agreements were not adopted before December 31, 2017, to negotiate in good faith with Endesa Chile the terms of a compensation commitment, whereby the tax costs of Endesa Chile that were due to its division and duly authorized, and deduct the benefits or tax credits that Endesa Américas or Endesa Chile may obtain after the division, from those tax benefits that Enersis Américas may obtain as a result of the merger, (v) the controlling shareholder Enel S.p.A. (“Enel”), through two letters dated November 25 and December 17, 2015 said that, (a) it took into account that the exchange ratio announced for the Merger would be suitable for the interests of all the shareholders and of the companies involved in the reorganization, in a manner that would vote in the corresponding Extraordinary Shareholders’ Meeting to approve the Merger, as long as before such meeting takes place there were no Significant Events that occur before the Shareholders’ Meeting that affect substantially the referred exchange ratios and on the other side that (b) if the Merger is approved, it is Enel’s intention as controlling shareholder, in a period of no less than five years from the date the meeting that approves the Merger takes place, not to perform or propose any other process to make any other corporate reorganization process that affects Enersis Américas other than the one exposed in the aforementioned Extraordinary Shareholders’ Meeting.

2.       Declare that the Directors Messrs. Rafael Fauquié Bernal, Vittorio Vagliasindi, Francesco Buresti, Umberto Magrini, Luca Noviello, Mauro Di Carlo and Mrs. Loreto Silva Rojas have been appointed in a decisive vote from the controlling shareholder of the Company, have declared to have an interest in the Merger under the terms contained in Article 147 of the Chilean Companies Act Law N°18,046 (“LSA,” in its Spanish acronym), and with regards to the Sentence of the Court of Appeals of Santiago on March 22, 2016.

3.       Appoint Mr. Colin Becker as independent expert appraiser of the Company, who will release a report regarding the value of the companies of the Merger and the corresponding exchange relation, in compliance with the terms contained on Articles 156 and 168 of LSA.

4.       Appoint Banco Santander Chile S.A. as the financial advisor of the Board of Directors of Endesa Américas with regards to the Merger, which will release a report in the terms contained on Article 147 of the LSA.

2

The Directors’ Committee of Endesa Américas, in a extraordinary session held after the Board of Directors’ Meeting of the Company today, unanimously  appointed “Asesorías Tyndall Limitada as additional independent evaluator to help in the Merger operation of Enersis Américas.

Sincerely yours,

Valter Moro

General Manager

c.c.          Banco Central de Chile (Central Bank of Chile)

                Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

                Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Santiago Stock Exchange)

                Bolsa de Valores de Valparaíso (Valparaíso Stock Exchange)

                Banco Santander Santiago – Representante de Tenedores de Bonos (Bondholders Representatives)

                Depósito Central de Valores (Central Securities Deposit)

                Comisión Clasificadora de Riesgo (Risk Classification Commission)

3

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA AMÉRICAS S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: May 12, 2016